UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-00566

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Greif Bros. 401(k) Retirement Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greif, Inc.

425 Winter Road

Delaware, Ohio 43015

Exhibit Index on Page 14.

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the Greif Bros. 401(k) Retirement Plan and Trust are being filed herewith:

Description	Page No.

Financial Statements and Supplemental Schedule: December 31, 2002 and 2001 and the year ended December 31, 2002

Report of Independent Auditors	Page 3

Financial Statement:

Statements of Net Assets Available for Benefits	Page 4

Statement of Changes in Net Assets Available for Benefits	Page 5

Notes to Financial Statements	Pages 6 through 11

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets Held for Investment Purposes at End of Year	Page 12

The following exhibits are being filed herewith:

Exhibit No.	Description	Page No.

1	Consent of Ernst & Young LLP	Page 15

99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Page 16

Report of Independent Auditors

To the Participants and Administrator of

            the Greif Bros. 401(k) Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Greif Bros. 401(k) Retirement Plan and Trust (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

May 2, 2003

Greif Bros.

401(k) Retirement Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Investments, at fair value:
Common/collective funds	$11,310,276	$10,030,532
Mutual funds	22,216,322	26,028,592
Common stock	1,943,207	2,238,425
Participant notes receivable	988,225	943,081

Total investments	36,458,030	39,240,630
Receivables:
Employer’s contributions	24,050	29,995
Participants’ contributions	107,942	110,455

	131,992	140,450
Other	(125,141)	41,134

Net assets available for benefits	$36,464,881	$39,422,214

See accompanying notes.

Greif Bros.

401(k) Retirement Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Contributions from participants	$3,642,482
Contributions from employer	735,262
Rollover contributions	362,824
Net transfers from other plans	40,877
Investment income (loss):
Net depreciation in fair value of investments	(5,909,433)
Interest and dividend income	534,931

(5,374,502)
Deductions:
Benefits paid to participants	(2,364,276)

Net decrease in net assets	(2,957,333)
Net assets available for benefits, beginning of year	39,422,214

Net assets available for benefits, end of year	$36,464,881

See accompanying notes.

Greif Bros.

401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Greif Bros. 401(k) Retirement Plan and Trust (the “Plan”) are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. Investments are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end. Participant notes receivable are valued at their outstanding balance, which approximates fair value.

Payment of Benefits

Benefit payments are recorded upon distribution.

Administrative Expenses

All administrative expenses of the Plan are paid by Greif, Inc. (the “Sponsor”).

2. Description of the Plan

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

Greif Bros.

401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002

2. Description of the Plan (continued)

General

The Plan is a defined contribution plan covering all full-time employees of the Sponsor classified as office or salaried and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was adopted effective January 1, 1995 by the Sponsor to provide eligible employees with special incentives for retirement savings. Employees classified as office or salaried are eligible for participation on the first of the month following their date of hire and upon attaining the age of twenty-one.

The Plan provides that the Sponsor will appoint a committee (the “Administrator”) that is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations. The Plan assets are maintained by Key Trust Company of Ohio, NA (the “Trustee”).

Participant Contributions

Participants may contribute from 1% to 20% of their annual compensation into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant’s federal income tax exclusion for that plan year.

Employer Contributions

At its discretion, the Sponsor may make matching and/or profit sharing contributions. Participant contributions are matched by the Sponsor based on a percentage determined annually by the Board of Directors. Employer contributions are limited to the first 6% of compensation that is deffered. Additional profit sharing amounts may be contributed at the option of the Sponsor and are allocated to participants based on their compensation. There were no profit sharing contributions during the year ended December 31, 2002.

Greif Bros.

401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002

2. Description of the Plan (continued)

Participant Notes Receivable

Subject to the Administrator’s approval, the Trustee is empowered to lend to participants a portion of their account balances. Interest rates and terms are established by the Trustee.

Vesting

Participants have full and immediate vesting in all participant contributions and related income credited to their accounts. Participants hired prior to July 1, 2000 also have full and immediate vesting in all employer contributions and related income credited to their accounts. Participants hired on or after July 1, 2000 vest in employer contributions ratably over a 5 year period.

Investment Options

Participants may designate how Plan contributions are to be invested. Plan contributions were invested in any combination of the following collective/common and mutual funds held by the Trustee: EB Money Market Fund, Victory Money Market Fund, Victory MaGic Fund, AIM Value Fund, Franklin Small/Mid Cap Growth Fund, Janus Twenty Fund, Janus Overseas Fund, Victory Life Choice Growth Investors Fund, Victory Life Choice Moderate Investor Fund, Victory Life Choice Conservative Investor Fund, Victory Stock Index Fund, and the PIMCO Total Return Fund. Additionally, participants may invest in a fund which invests primarily in common shares of Greif, Inc.

Greif Bros.

401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002

2. Description of the Plan (continued)

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan), or the attainment of age 59 ½. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. The final amounts accumulated in the participant’s accounts will be distributed in accordance with Section 401(k)(10) of the Internal Revenue Code (“IRC”).

3. Investments

During 2002, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) appreciated/(depreciated) in fair value as follows:

Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value of Investments
Common Stock	$(677,471)
Mutual and Collective Funds	(5,231,962)

$(5,909,433)

Greif Bros.

401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2002	2001
Franklin Small/Mid Cap Growth Fund	$2,690,879	$3,697,534
Victory Life Choice Moderate Investor Fund	4,318,374	4,890,877
Victory Stock Index Fund	7,047,248	9,316,660
Victory MaGic Fund	8,270,844	8,001,627
Victory Money Market Fund	2,939,764	1,973,568
Janus Overseas Fund	*	2,240,287
PIMCO Total Return Fund	3,031,141	2,105,109
Greif, Inc. Common Stock	1,943,207	2,238,425

*	Amount does not exceed 5% of the Plan’s net assets at the specified date.

4. Transactions with Parties in Interest

As of December 31, 2002 and 2001, the Plan owned 81,655 and 67,934 shares of the Sponsor’s common stock, respectively. Cash dividends received from the Sponsor were $41,846 for the year ended December 31, 2002.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 24, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC e to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt. To the extent that any operational issues are identified, the plan administrator has agreed to take appropriate corrective actions.

Greif Bros.

401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2002	2001
Net assets available for benefits per the financial statements	$36,464,881	$39,422,214
Amounts allocated to participant loans	(66,132)	(51,887)
Amounts allocated to benefit claims payable	(562,013)	—
Amounts allocated to other	—	(179)

Net assets available for benefits per the Form 5500	$35,836,736	$39,370,148

The above amounts related to participant loans, which were defaulted and deemed distributions, and participant distributions payable as recorded in the Form 5500.

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31, 2002
Benefits paid to participants per the financial statements	$2,364,276
Add: Amounts allocated on Form 5500 to distributions of participant loans at December 31, 2002	66,132
Less: Amounts allocated on Form 5500 to distributions of participant loans at December 31, 2001	(51,887)
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2002	597,355

Benefits paid to participants per the Form 5500	$2,975,876

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Greif Bros.

401(k) Retirement Plan and Trust

EIN 31-4388903 Plan 004

Schedule H, Line 4i- Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2002

Shares	Investment Description	Share Price	Fair Value

	Equity Mutual Funds
166,886	AIM Value Fund	7.51	$1,253,317
122,591	Franklin Small/Mid Cap Growth Fund	21.95	2,690,878
52,247	Janus Twenty Fund	29.01	1,515,695
102,777	Janus Overseas Fund	15.29	1,571,467
59,234	Victory Life Choice Growth Investor Fund	7.58	448,996
499,234	Victory Life Choice Moderate Investor Fund	8.65	4,318,374
37,072	Victory Life Choice Conservative Investor Fund	9.15	339,206
541,679	Victory Stock Index Fund	13.01	7,047,248

	Fixed Income Mutual Funds
284,081	PIMCO Total Return Fund	10.67	3,031,141

	Total mutual funds		22,216,322

	Common/Collective Fixed Income Funds
209,421	Victory Money Market Fund	14.04	2,939,764
515,886	Victory MaGic Fund	16.03	8,270,844
99,668	EB Money Market Fund	1.00	99,668

	Total common/collective funds		11,310,276

	Common Stock
81,655	Greif, Inc. Common Stock*	23.80	1,943,207

	Loans to Participants
	Participant notes receivable, with interest rates of 5.75% to 10.5% and various due dates	1.00	988,225

	Total investments		$36,458,030

*	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GREIF BROS. 401(K) RETIREMENT PLAN AND TRUST

Date:	June 20, 2003	By:	/s/ MICHAEL L. ROANE
Printed Name: Michael L. Roane
Title: Plan Administrator

GREIF BROS. 401(K) RETIREMENT PLAN AND TRUST

ANNUAL REPORT ON FORM 11-K

FOR FISCAL YEAR ENDED DECEMBER 31, 2002

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.

1	Consent of Ernst & Young LLP	Page 15

99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Page 16